Exhibit 7.1

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges calculated on the basis of IFRS information for the twelve month periods ended December 31, 2017, 2016, 2015, 2014 and 2013 are as follows:

	2017	2016	2015	2014	2013
Ratios of earnings to fixed charges	4.4	8.9	11.3	6.1	9.9

For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor calculated by averaging the opening and closing balances of future minimum lease payments for the year multiplied by the Group’s discount rate.